AB
3/20

[redacted]

14049248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSC, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, Plaza East
(No. and Street)

Tulsa, Oklahoma 74172
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ledvora (405) 272-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Williams Center, Suite 1700 Tulsa, Oklahoma 74172
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/26/14

OATH OR AFFIRMATION

I, Robert Ledvora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSC, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

Notary Public
State of Oklahoma
LISA R. GATES
MCCLAIN COUNTY
COMMISSION #02008209
Comm. Exp. 06-10-2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

BOSC, Inc.
Year Ended December 31, 2013
With Reports of Independent
Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

Financial Statements and Supplemental Information

BOSC, Inc.
Year Ended December 31, 2013
With Reports of Independent
Registered Public Accounting Firm

BOSC, Inc.

Financial Statements
and Supplemental Information
As of and for the Year Ended
December 31, 2013

Contents

Building a better working world

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691

Report of Independent Registered Public Accounting Firm

The Board of Directors
BOSC, Inc.

We have audited the accompanying financial statements of BOSC, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statement of income, changes in stockholder's equity and cash flows for the year ended December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects,

EY
Building a better working world

the financial position of BOSC, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2014

BOSC, Inc.

Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	35,752,173
Cash, customer reserve account		600,000
Fails-to-deliver		5,923,068
Securities purchased under agreements to resell		12,753,750
Commissions receivable from broker/dealer		3,158,870
Revenues receivable from investment banking activities		658,598
Interest receivable		209,827
Prepaid expenses and other assets		976,628
Securities, at fair value		35,292,135
Furniture, fixtures, software, and equipment, at cost, less accumulated depreciation of $1,212,234		341,256
Deferred tax asset		1,561,198
Deposits with third parties		1,645,450
Margin deposits		500,000
Total assets	$	99,372,953
Liabilities and stockholder's equity		
Accrued operating expenses	$	7,180,478
Payable to affiliates		450,879
Net payable for unsettled regular-way trades		3,614,255
Obligation to return securities received as collateral, at fair value		12,630,466
Fails-to-receive		4,236,576
Total liabilities		28,112,654
Stockholder's equity:		
Common stock, $10 par value – 2,500 shares authorized and issued		25,000
Additional paid-in capital		50,904,644
Retained earnings		20,330,655
Total stockholder's equity		71,260,299
Total liabilities and stockholder's equity	$	99,372,953

See accompanying notes.

BOSC, Inc.

Statement of Income
Year Ended December 31, 2013

Revenues		
Brokerage fees and commissions	$	33,497,732
Trading gains and losses, net		18,786,363
Investment banking fees and commissions		14,048,073
Interest income		1,369,646
Other revenue		176,076
Total operating revenues		67,877,890
Expenses		
Personnel expense		46,279,380
Affiliate allocated expenses		8,047,549
Equipment rental		2,094,717
Business promotion		1,409,721
Clearance fees		1,585,544
Professional fees		995,561
Data processing		905,561
Administrative expense		805,800
Brokerage licensing and registration		773,814
Other		339,939
Interest		67,497
Depreciation and amortization		50,088
Total operating expenses		63,355,171
Income before income tax provision		4,522,719
Income tax provision		1,441,958
Net income	$	3,080,761

See accompanying notes.

BOSC, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock		Additional		
	Shares	Par Value	Paid- in Capital	Retained Earnings	Total
Balance January 1, 2013	2,500	$ 25,000	$ 20,831,677	$ 17,249,894	$ 38,106,571
Net income	—	—	—	3,080,761	3,080,761
Capital contribution	—	—	30,000,000	—	30,000,000
Capital provided by stock-based compensation	—	—	38,383	—	38,383
Tax benefit on exercise of stock options	—	—	34,584	—	34,584
Balance, December 31, 2013	2,500	$ 25,000	$ 50,904,644	$ 20,330,655	$ 71,260,299

See accompanying notes.

BOSC, Inc.

Statement of Cash Flows
Year Ended December 31, 2013

Operating activities	
Net income	$ 3,080,761
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	50,088
Tax benefit on exercise of stock options	(34,584)
Stock-based compensation	38,383
(Increase) decrease in operating assets:	
Cash, customer reserve account	81,591
Fails-to-deliver	4,698,864
Securities purchased under agreements to resell	(5,563,725)
Commissions receivable from broker/dealer	(503,504)
Revenues receivable from investment banking activities	371,003
Interest receivable	304,295
Prepaid expenses and other assets	192,812
Securities, at fair value	42,066,111
Securities pledge to BNY, at fair value	9,876,121
Deferred tax asset	(340,047)
Deposits with third parties	(633,150)
Margin deposits	(126,693)
Increase (decrease) in operating liabilities:	
Accrued operating expenses	488,807
Payable to affiliates	(445,055)
Net payable for unsettled regular-way trades	(6,090,132)
Obligation to return securities received as collateral	5,448,422
Notes payable to affiliate	(38,507,365)
Notes payable	(10,500,000)
Fails-to-receive	(1,374,586)
Net cash provided by operating activities	2,578,417
Investing activities	
Purchases of furniture, fixtures, and equipment	(164,586)
Financing activities	
Capital contribution from Parent	30,000,000
Tax benefit on exercise of options	34,584
Cash provided by financing activities	30,034,584
Net increase in cash	32,448,415
Cash and cash equivalents at beginning of year	3,303,758
Cash and cash equivalents at end of year	$ 35,752,173
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 107,425
Cash paid for taxes	$ 1,644,742

See accompanying notes.

1. Organization and Description of Business

BOSC, Inc. ("BOSC" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("the Parent"), is a registered investment adviser with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940*. BOSC is registered as a broker/dealer with the SEC under the Securities Exchange Act of 1934 ("the Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). BOSC is a general securities broker/dealer, clearing all transactions on a fully disclosed basis through its qualified custodians. BOSC is permitted to transact business as a broker/dealer in all 50 states, subject to certain state securities regulations. BOSC's Parent is a financial holding company, and BOSC is authorized to conduct the full range of activities permitted for broker/dealers under Section 4(k) of the US Bank Holding Company Act. Effective October 1, 2010, BOSC registered as a municipal adviser as required by interim final temporary Rule 15Ba2–6T, adopted by the SEC under Section 15B of the Act as amended by Section 975 of Title IX of the Dodd-Frank Wall Street Reform and Consumer Protection Act. BOSC is also registered with the Municipal Securities Rulemaking Board.

BOSC is a full-service securities firm and engages in investment banking, trading and underwriting, and retail and institutional securities sales. BOSC offers a variety of investment options, including mutual funds, unit investment trusts, variable annuities, municipal and other fixed-income securities, stocks, real estate investment trusts, exchange-traded funds and financial advisory services. Financial consultants use a network of branch offices located primarily within branches of its national bank affiliate, BOKF, NA in Oklahoma, Texas, New Mexico, Kansas/Missouri, Colorado, Wisconsin, Arkansas and Arizona. As a bank-affiliated broker/dealer, BOSC is required to disclose to clients and potential clients its relationship with the Parent and that investments (1) are not insured by the Federal Deposit Insurance Corporation ("FDIC"), (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

BOSC does not carry its own customer accounts. BOSC's retail securities transactions are executed and customer accounts are carried on a fully disclosed basis with Pershing, LLC ("Pershing"), a wholly owned subsidiary of Bank of New York Mellon ("BNY") and a member of FINRA, the New York Stock Exchange ("NYSE") and the Securities Investor Protection Corporation ("SIPC"). Some fixed-income trades may be cleared through BOKF, NA, a wholly owned subsidiary of the Parent.

* SEC registration as an investment adviser does not imply a certain level of skill or training.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds and excludes the customer reserve account. As of December 31, 2013, cash and cash equivalents includes $28,000,000 in a money market fund sponsored by an unrelated global investment bank and $5,860 is on deposit with an unaffiliated bank. Additionally, $3,435,798 is on deposit with BOKF, NA and $4,310,515 is held in a money market fund sponsored by BOKF, NA.

Cash, Customer Reserve Account

As required by Rule 15c3-3 of the Act, BOSC segregates cash into a special customer reserve account with $600,000 on deposit with BNY as of December 31, 2013.

Depreciation and Amortization

Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. The majority of the assets are software and furniture, the estimated useful lives of which range from three to ten years.

Fails-to-deliver and Fails-to-receive

Funds due or payable for trades that do not settle on the contractual settlement date are reclassified from the net payable for unsettled regular-way trades to failed trade recognition. Funds due for sold securities are reflected as fails-to-deliver, and funds owed for purchased securities are reflected as fails-to-receive.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are reflected at the contract price for the purchase of a security. Interest is accrued over the term of the contract and included in the contract price. The liability to purchase a similar security to resell to the counterparty is reflected at fair value in obligation to return securities received as collateral, at fair value in the Statement of Financial Condition, with unrealized gains and losses included in Trading gains and losses, net, in the Statement of Income.

Commissions Receivable From Broker/Dealer

BOSC has receivables related to commissions earned from the sales of investment and insurance products. BOSC may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2013. Amounts not collected after 90 days are generally written off.

Revenues Receivable From Investment Banking Activities

Revenues for investment banking activities are accrued when all significant responsibilities have been completed and the underwriting revenue has been determined. BOSC evaluated the aging and collectability of these receivables and no reserve was recorded at December 31, 2013.

Securities, at Fair Value

Securities are acquired by the Company for profit through resale with purchases carried at fair value with unrealized gains and losses included in trading gains and losses, net, in the Statement of Income. The purchase or sale of securities is recognized on a trade date basis. Realized gains or losses are based upon the cost of the specific security sold and included in trading gains and losses, net, in the Statement of Income.

Net Payable for Unsettled Regular-way Trades

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Revenue Recognition

BOSC receives a percentage of commissions that Pershing, a clearing broker/dealer, charges its customers, as described in the clearing contract with Pershing. The agreement with Pershing requires BOSC to indemnify it for uncollected amounts relating to customers introduced by BOSC.

Fees and commissions earned for security trades are recorded on a trade-date basis.

Commissions on sales of annuities are recorded when the contracts are accepted by the insurance companies.

Investment banking fees and commissions include gains, losses, and underwriting fees, net of syndicate expenses, arising from securities in which BOSC acts as underwriter. Investment banking revenue also includes fees earned from providing financial advisory services and structured financing services. Revenue is recognized at the time the underwriting or service is substantially complete and the income is reasonably determinable.

3. Net Capital Requirements

BOSC is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2013, BOSC's net capital position was as follows:

Net capital, as defined	$	59,604,225
Net capital required		532,691
Excess capital	$	59,071,534
Net capital ratio***		13.41%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

BOSC does not carry its own customer accounts..

4. Deposits With Third Parties

As of December 31, 2013, deposits with third parties totaled $1,645,450, including a $100,000 cash security deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement, and underwriting good faith deposits of $1,545,450, which are provided to issuers as a guarantee of performance.

5. Margin Deposits

Margin deposits of $500,000 as of December 31, 2013, consisted of cash on deposit with Pershing in a preferred stock trading account. BOSC buys and holds preferred stock in a Pershing firm account for the purpose of selling to BOSC customers. The preferred stock is held on margin and, as such, requires a 50% deposit against the margin balance. The unused portion of the margin balance at Pershing does not currently earn interest.

6. Related-Party Transactions

As of December 31, 2013, payable to affiliates of $450,879 included a net payable to BOKF, NA of $698,849 for intercompany settlement of certain operating expenses net of income taxes receivable from the Parent of $247,970. BOSC's financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

The income taxes receivable from the Parent of $247,970 included receivables of $140,010 for federal income taxes and $107,960 of receivables for state income taxes. BOSC is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between BOSC and the Parent, income taxes are allocated to BOSC on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

BOSC affiliate allocated expenses are paid to third parties by BOKF, NA. In 2013, BOSC incurred $8,047,549 of general and administrative expenses allocated to BOSC by, and reimbursable to, BOKF, NA. Of this, management fees were $4,859,119, occupancy costs were $1,653,908, communication costs were $223,089, and other expenses were $1,311,433.

BOSC has two secured revolving lines of credit with BOKF, NA and an unsecured revolving line of credit with the Parent, as discussed in Note 8.

BOKF, NA may serve as trustee for municipal bond issues underwritten by BOSC. In that role, BOKF, NA assumes responsibility for all distributions of the proceeds along with payments for principal and interest to the bondholders through maturity.

In compliance with applicable regulations, BOSC may provide broker/dealer services for certain executive officers, directors, and affiliates of the Parent (collectively referred to as "related parties"). Transactions with related parties are conducted in the ordinary course of business under substantially the same terms as comparable third-party broker/dealer and/or investment advisory services arrangements.

BOSC is the Distributor of the Cavanal Hill Funds ("the Funds"). Cavanal Hill Investment Management, Inc. serves as the Investment Advisor and Administrator for the Funds and is a subsidiary of BOKF, NA. BOKF, NA serves as Custodian of the Funds. BOSC received $13,496 in fees primarily for serving as a dealer of Funds, and as the Distributor of the Funds.

There were no subordinated borrowings during 2013.

7. Financial Instruments

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs (Level 2) - Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service and is based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and
- Other inputs derived from or corroborated by observable market inputs.

Significant Unobservable Inputs (Level 3) - Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of quoted prices in active markets for identical instruments, significant other observable inputs or significant unobservable inputs for the year ended December 31, 2013.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on all observable inputs, management may adjust prices obtained from third-party pricing services to more appropriately reflect the prices that would be received to sell assets or paid to transfer liabilities in orderly transactions in the current market. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2013.

Certain assets and liabilities recorded in the financial statements at fair value on a recurring basis are as follows as of December 31, 2013:

	Total	Quoted Prices in Active Market for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets				
Securities:				
Obligations of the Federal Home Loan Bank	$ 4,526,758	$ —	$ 4,526,758	$ —
Obligations of the U.S. government or other agencies	1,421,337	—	1,421,337	—
State and municipal obligations	26,699,546	—	26,699,546	—
Other corporate obligations	2,644,494	—	2,644,494	—
Total securities	35,292,135	—	35,292,135	—
Securities purchased under agreements to resell	12,753,750	—	12,753,750	—
Liabilities				
Obligation to return securities received as collateral, at fair value	12,630,466	12,630,466	—	—

The carrying value of cash and cash equivalents approximates fair value based on the short term nature of these items.

BOSC is engaged in various trading and brokerage activities in which counterparties are primarily broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, BOSC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is BOSC's policy to review, as necessary, the credit standing of each counterparty and each issuer.

8. Funding Arrangements

In addition to its own resources, BOSC utilizes financing agreements with BOKF, NA and BNY as funding sources for its trading and investment banking activities.

BOSC has two revolving lines of credit with BOKF, NA of $60 million and $20 million. As of December 31, 2013, there was no amounts drawn on the $60 million line of credit or the $20 million line of credit. Any outstanding amounts under the $60 million line are fully collateralized by qualifying securities, which are included in securities, at fair value. Any outstanding amounts under the $20 million line must be fully collateralized by U.S. Treasuries or securities issued by U.S. government agencies. BOKF, NA does not have the right to sell or re-pledge these securities. For both lines of credit, interest is based on the 30-day LIBOR rate plus 1.50% and is paid monthly. Both lines mature on November 20, 2014. It is anticipated both lines will be renewed with substantially the same terms.

In May 2013, BOSC renewed an additional borrowing agreement with the Parent for an unsecured $15 million revolving line of credit, for which no amount was drawn as of December 31, 2013. The primary purpose of the line is to fund customer reserve requirements associated with SEC Rule 15c3-3. Other uses are allowed with prior approval from the parent. Interest is based on the 30-day LIBOR rate plus 1.50%, not to fall below 3%, and is paid monthly. The line matures on May 13, 2014, and is expected to be renewed with substantially the same terms.

A secondary borrowing agreement with BNY provides additional funding for trading activities. The amount able to be borrowed under this facility is undefined, with the advance and the interest rate negotiated at the time of a funding request. Any advance under this facility would be secured by qualifying securities segregated for these purposes and is payable on demand. There is no stated maturity for the agreement, with BNY providing the funding at its discretion. No amount was outstanding at December 31, 2013.

In a separate agreement, BOSC has the ability to borrow funds from BNY using a day loan bearing an interest rate of 1% to facilitate funding of investment banking activities. The amount BOSC may borrow is undefined and is determined by BNY based on the specific investment banking activity being underwritten. Any outstanding amounts under this day loan are collateralized by the securities being underwritten and held by BOSC. No amount was outstanding at December 31, 2013.

9. Commitments and Contingencies

BOSC is an introducing broker to Pershing for equity and fixed income investment transactions pursuant to a fully disclosed clearing agreement. As such, BOSC has agreed to indemnify Pershing against potential losses due to a customer's failure to settle a transaction or repay a margin loan. Equity and fixed income transactions are settled within three business days of the trades date. Margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Margin loans are secured as required by the Board of Governors of the Federal Reserve Regulation T, *Credit by Brokers and Dealers*. At December 31, 2013, the total amount of customer balances subject to indemnification was $1,437,877. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOSC's Statement of Financial Condition to reflect this contingent liability based on an assessment of probable loss.

In the ordinary course of business, BOSC is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

For 2013, BOSC expensed $1,677,569 for certain information services contracts and has commitments to purchase information services of $1,946,190 in 2014 and $599,050 in 2015.

In the normal course of business, BOSC enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2013, and were subsequently settled, had no material effect on the financial statements.

10. Income Taxes

The deferred tax asset of $1,561,198 reflects the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized based on taxes previously paid in net loss carry-back periods and other factors. No valuation allowance was required at December 31, 2013. The significant components of deferred income taxes principally relate to stock-based compensation, accrued liabilities and prepaid expenses.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the effective income tax expense (benefit), for the year ended December 31, 2013, was as follows:

	Amount	Percent
Tax expense at U.S. statutory rate	$ 1,582,951	35 %
State income tax, net of federal tax benefit	161,056	4 %
Tax-exempt revenue	(416,071)	(9)%
Meals and entertainment	113,469	2 %
Other	553	— %
Total income tax expense	$ 1,441,958	32 %

Significant components of the income tax provision for the year ended December 31, 2013, were as follows:

Current:	
Federal	$ 1,522,075
State	307,572
Total current	1,829,647
Deferred:	
Federal	(348,820)
State	(38,869)
Total deferred	(387,689)
Total income tax expense	$ 1,441,958

Based on the provisions of Accounting Standards Codification (ASC) 740, *Income Taxes*, regarding uncertain tax positions (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) at December 31, 2013 there were no unrecognized tax benefits recorded.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

11. Employee Benefits

BOSC employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by BOKF. Employee contributions are matched by BOSC equal to 6% of base compensation as defined in the plan. BOSC matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Additionally, a maximum non-elective annual contribution of up to $750 is made for employees whose annual base compensation is less than $40,000. Participants may direct investments in their account to a variety of options, including a BOKF common stock fund. Employer contributions invested in accordance with the participant's investment options vest over five years. BOSC employees who satisfy certain age and service requirements also participate in a defined-benefit cash balance pension plan sponsored by BOKF. BOSC incurred total expenses of $3,765,331, included in the allocation of personnel expense, from these plans in 2013.

BOSC's employees may also be awarded stock-based compensation through BOKF's employee stock option plan. Grant date fair value of stock options is based on the Black-Scholes option pricing model. Compensation cost is recognized as expense over the applicable service period. The Parent allocated $86,026 of compensation expense related to stock options during 2013 to BOSC, which is included in personnel expense.

12. Subsequent Events

BOSC has evaluated events from the date of the financial statements on December 31, 2013, through the issuance of those financial statements on February 27, 2014. No events were identified requiring recognition and/or disclosure in the financial statements.

Supplemental Information

BOSC, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2013

Net capital		
Stockholder's equity	$	71,260,299
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		71,260,299
Non-allowable assets:		
Securities owned not readily marketable		4,310,311
Deferred tax asset		1,561,198
Prepaid expenses and other assets		976,628
Commissions receivable		772,066
Fixed assets		341,256
Federal and state income taxes receivable		247,970
Other assets		252,053
Total non-allowable assets		8,461,482
Other deductions or charges		365,576
Aged fails-to-deliver deduction		165,696
Net capital before haircuts		62,267,545
Haircuts on securities		(2,663,320)
Net capital	$	59,604,225
Computation of basic net capital requirement		
Minimum net capital required (1/15 of aggregate indebtedness)	$	532,691
Minimum dollar net capital requirement	$	250,000
Net capital requirement	$	532,691
Excess net capital	$	59,071,534
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	7,990,362
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	7,990,362
Percentage of aggregate indebtedness to net capital		13.41%

BOSC does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Year Ended December 31, 2013

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits in all suspense accounts over 30 calendar days		—
Other		—
Total credits		—
Debit balances:		
Debit balances in customers' accounts		—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Total debits		—
Excess of total debits over total credits	$	—

Reserve computation:		
Excess of total debits over total credits **	$	—
Amount on deposit	$	600,000

**Funds required to be on deposit are based on the amount that total credits exceed total debits. As of December 31, 2013, total debits equaled total credits so no funds were required to be on deposit in the special customer reserve account for the exclusive benefit of customers.

BOSC does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOSC, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Year Ended December 31, 2013

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ —
	A. Number of items	—
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ —
	A. Number of items	—

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013, Part II FOCUS report.

Note: BOSC does not carry its own customer accounts.

See accompanying Report of Independent Registered Public Accounting Firm.

BOSC, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
Year Ended December 31, 2013

Segregation requirements		
Net ledger balance:		
Cash	$	—
Securities (at market)		—
Exchange traded options:		
Add market value of open option contracts purchased on a contract market		—
Deduct market value of open option contracts granted (sold) on a contract market		—
Net equity		—
Accounts liquidating to a deficit and accounts with debit balances – gross amount		—
Less: amount offset against by customer owned securities		—
Amount required to be segregated	$	—
Funds in segregated accounts		
Deposited in segregated funds bank accounts:		
Cash	$	—
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Net equities with other FCMs:		
Net liquidating equity		—
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Total amount in segregation		—
Excess funds in segregation	$	—

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013, Part II FOCUS report.

Note: BOSC does not carry its own customer accounts.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplementary Report

EY
Building a better working world

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
BOSC, Inc

In planning and performing our audit of the financial statements of BOSC, Inc (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 27, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2014

EY | Assurance | Tax | Transactions | Advisory

About EY

EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

ey.com

General Assessment Reconciliation

BOSC, Inc.
For the Fiscal Period from January 1, 2013 through December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY

Building a better working world

General Assessment Reconciliation

BOSC, Inc.
For the Fiscal Period from January 1, 2013 through December 31, 2013
With Report of Independent Registered Public Accounting Firm

BOSC, Inc.

General Assessment Reconciliation

For the Fiscal Period from January 1, 2013 through December 31, 2013

Contents

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/13

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BOSC, Inc.
One Williams Center, Plaza East
Tulsa, Oklahoma 74172

035381 FINRA Dec

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Ledvora (405) 272-2311

2. A. General Assessment (item 2e from page 2)		$ 169,915
B. Less payment made with SIPC-6 filed (**exclude interest**) 07/24/13 Date Paid		(88,141)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		81,774
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 81,774
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 81,774	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BOSC, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/13
and ending 12/31/13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 67,877,891
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	46,436
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	107,776
(5) Net loss from management of or participation in the underwriting or distribution of securities.	10,057,616
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	34,142
(7) Net loss from securities in investment accounts.	0
Total additions	10,245,970
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,310,757
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,779,691
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 67,498	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	67,498
Total deductions	10,157,946
2d. SIPC Net Operating Revenues	$ 67,965,915
2e. General Assessment @ .0025	$ 169,915

(to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of BOSC, Inc:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of BOSC, Inc, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating BOSC, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. BOSC Inc's management is responsible for BOSC Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not

EY

Building a better working world

express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2014

EY | Assurance | Tax | Transactions | Advisory

About EY

EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

ey.com